INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
10 CN | 2023 Quarterly Review – First Quarter

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended March 31
In millions, except per share data	2023	2022
Revenues (Note 3)	$4,313	$3,708
Operating expenses
Labor and fringe benefits	812	753
Purchased services and material	593	538
Fuel	557	525
Depreciation and amortization	448	420
Equipment rents	90	95
Casualty and other	151	150
Total operating expenses	2,651	2,481
Operating income	1,662	1,227
Interest expense	(165)	(126)
Other components of net periodic benefit income (Note 4)	119	125
Other income (loss)	1	(14)
Income before income taxes	1,617	1,212
Income tax expense	(397)	(294)
Net income	$1,220	$918
Earnings per share (Note 5)
Basic	$1.83	$1.31
Diluted	$1.82	$1.31
Weighted-average number of shares (Note 5)
Basic	668.3	698.4
Diluted	669.9	700.2
Dividends declared per share	$0.7900	$0.7325
See accompanying Notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended March 31
In millions	2023	2022
Net income	$1,220	$918
Other comprehensive income (loss) (Note 8)
Net loss on foreign currency translation	(10)	(55)
Net change in pension and other postretirement benefit plans (Note 4)	—	40
Derivative instruments (Note 10)	(3)	—
Other comprehensive loss before income taxes	(13)	(15)
Income tax expense	(4)	(24)
Other comprehensive loss	(17)	(39)
Comprehensive income	$1,203	$879
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2023 Quarterly Review – First Quarter 11

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		March 31	December 31
In millions	As at	2023	2022
Assets
Current assets
Cash and cash equivalents		$484	$328
Restricted cash and cash equivalents (Note 6)		453	506
Accounts receivable		1,385	1,371
Material and supplies		764	692
Other current assets		330	320
Total current assets		3,416	3,217
Properties		43,499	43,537
Operating lease right-of-use assets		443	470
Pension asset		3,139	3,033
Intangible assets, goodwill and other		406	405
Total assets		$50,903	$50,662

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,289	$2,785
Current portion of long-term debt		2,325	1,057
Total current liabilities		4,614	3,842
Deferred income taxes		9,858	9,796
Other liabilities and deferred credits		445	441
Pension and other postretirement benefits		484	486
Long-term debt		14,323	14,372
Operating lease liabilities		320	341
Total liabilities		30,044	29,278
Shareholders' equity
Common shares		3,589	3,613
Common shares in Share Trusts		(141)	(170)
Additional paid-in capital		360	381
Accumulated other comprehensive loss (Note 8)		(1,986)	(1,969)
Retained earnings		19,037	19,529
Total shareholders' equity		20,859	21,384
Total liabilities and shareholders' equity		$50,903	$50,662
See accompanying Notes to Interim Consolidated Financial Statements.

12 CN | 2023 Quarterly Review – First Quarter

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
Net income							1,220	1,220
Stock options exercised	0.2		16		(3)			13
Settlement of equity settled awards	0.3	(0.3)		36	(46)		(27)	(37)
Stock-based compensation and other					28			28
Repurchase of common shares (Note 6)	(7.5)		(40)				(1,159)	(1,199)
Share purchases by Share Trusts	—	—		(7)				(7)
Other comprehensive loss (Note 8)						(17)		(17)
Dividends							(526)	(526)
Balance at March 31, 2023	664.0	1.1	$3,589	$(141)	$360	$(1,986)	$19,037	$20,859

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2021	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744
Net income							918	918
Stock options exercised	0.4		34		(5)			29
Settlement of equity settled awards	0.2	(0.2)		21	(41)		(3)	(23)
Stock-based compensation and other					31			31
Repurchase of common shares (Note 6)	(8.2)		(43)				(1,250)	(1,293)
Share purchases by Share Trusts	—	—		(6)				(6)
Other comprehensive loss (Note 8)						(39)		(39)
Dividends							(509)	(509)
Balance at March 31, 2022	693.3	0.9	$3,695	$(88)	$382	$(2,280)	$20,143	$21,852
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2023 Quarterly Review – First Quarter 13

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended March 31
In millions	2023	2022
Operating activities
Net income	$1,220	$918
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	448	420
Pension income and funding	(105)	(112)
Deferred income taxes	70	(12)
Changes in operating assets and liabilities:
Accounts receivable	(21)	(255)
Material and supplies	(73)	(67)
Accounts payable and other	(557)	(369)
Other current assets	(30)	(43)
Other operating activities, net	103	90
Net cash provided by operating activities	1,055	570
Investing activities
Property additions	(461)	(379)
Proceeds from assets held for sale	—	273
Other investing activities, net	(1)	5
Net cash used in investing activities	(462)	(101)
Financing activities
Repayment of debt	(12)	(17)
Change in commercial paper, net (Note 6)	1,228	1,020
Settlement of foreign exchange forward contracts on debt	10	(1)
Issuance of common shares for stock options exercised	13	29
Withholding taxes remitted on the net settlement of equity settled awards (Note 7)	(35)	(23)
Repurchase of common shares (Note 6)	(1,160)	(1,258)
Purchase of common shares for settlement of equity settled awards	(1)	—
Purchase of common shares by Share Trusts	(7)	(6)
Dividends paid	(526)	(509)
Net cash used in financing activities	(490)	(765)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	103	(296)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	834	1,341
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$937	$1,045
Cash and cash equivalents, end of period	$484	$490
Restricted cash and cash equivalents, end of period	453	555
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$937	$1,045
Supplemental cash flow information
Interest paid	$(251)	$(171)
Income taxes paid	$(424)	$(320)
See accompanying Notes to Interim Consolidated Financial Statements.
14 CN | 2023 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2022 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2020-04 and ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
On March 31, 2023, the Company amended the equipment loans made under the non-revolving credit facility to reference Secured Overnight Financing Rates (SOFR) succeeding London Interbank Offered Rates (LIBOR) (see Note 6 – Financing activities). The Company was eligible and has elected to use the optional expedient provided by the ASU which allowed the amendment to be accounted for as a non substantial modification of an existing debt. As a result, the amendment did not have a significant impact to the Company's Interim Consolidated Financial Statements and related disclosures.

Additional information relating to the facilitation of the effects of reference rate reform on financial reporting and related amendments is provided in Note 3 – Recent accounting pronouncements to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Recent accounting pronouncements of the Company's 2022 Annual MD&A.

Other recently issued ASUs required to be applied on or after March 31, 2023 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2023 Quarterly Review – First Quarter 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
3 – Revenues

The following table provides disaggregated information for revenues for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions	2023	2022
Freight revenues
Petroleum and chemicals	$828	$756
Metals and minerals	529	406
Forest products	511	426
Coal	263	195
Grain and fertilizers	861	604
Intermodal	1,012	1,056
Automotive	215	165
Total freight revenues	4,219	3,608
Other revenues	94	100
Total revenues (1)	$4,313	$3,708

Revenues by geographic area
Canada	$2,950	$2,493
United States (U.S.)	1,363	1,215
Total revenues (1)	$4,313	$3,708
(1)As at March 31, 2023, the Company had remaining performance obligations related to freight in-transit, for which revenues of $98 million ($110 million as at March 31, 2022) are expected to be recognized in the next period.

Contract liabilities
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions	2023	2022
Beginning balance	$28	$74
Revenue recognized included in the beginning balance	(12)	(49)
Increase due to consideration received, net of revenue recognized	18	18
Ending balance	$34	$43
Current portion - Ending balance	$14	$43

16 CN | 2023 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
4 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 18 – Pensions and other postretirement benefits to the Company's 2022 Annual Consolidated Financial Statements.

The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
	Pensions		Other postretirement benefits
In millions	2023	2022	2023	2022
Current service cost	$21	$41	$—	$1
Other components of net periodic benefit income:
Interest cost	176	117	2	1
Expected return on plan assets	(297)	(283)	—	—
Amortization of prior service credit	—	—	(1)	—
Amortization of net actuarial loss (gain)	2	41	(1)	(1)
Total Other components of net periodic benefit income	(119)	(125)	—	—
Net periodic benefit cost (income)	$(98)	$(84)	$—	$1

Pension contributions
Pension contributions for the three months ended March 31, 2023 and 2022 were $14 million and $34 million, respectively. The contributions for the three months ended March 31, 2022 primarily represent contributions to the CN Pension Plan for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. For the three months ended March 31, 2023, given the fully funded status of the CN Pension Plan as determined by the latest actuarial valuation for funding purposes as at December 31, 2021, the Company was prohibited from making contributions once the actuarial valuation report was filed in April 2022. Based on the anticipated results of the Company's next actuarial valuations as at December 31, 2022 to be performed in 2023, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the CN Pension Plan. For 2023, the Company expects to make total cash contributions of approximately $55 million for all of the Company's pension plans.

5 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions, except per share data	2023	2022
Net income	$1,220	$918
Weighted-average basic shares outstanding	668.3	698.4
Dilutive effect of stock-based compensation	1.6	1.8
Weighted-average diluted shares outstanding	669.9	700.2
Basic earnings per share	$1.83	$1.31
Diluted earnings per share	$1.82	$1.31
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	1.0	0.5
Performance share units	0.4	0.3

CN | 2023 Quarterly Review – First Quarter 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
6 – Financing activities

For details on the Company's available financing sources, see Note 16 – Debt to the Company's 2022 Annual Consolidated Financial Statements. For the three months ended March 31, 2023, the following changes occurred:

Revolving credit facilities
On March 17, 2023, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion now maturing on March 31, 2026 and March 31, 2028. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2025. The credit facilities were also amended to include fallback language that addresses the cessation of Canadian Dollar Offered Rate (CDOR) and adoption of Canadian Overnight Repo Rate Average (CORRA). Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as of March 31, 2023.

As at March 31, 2023 and December 31, 2022, the Company had no outstanding borrowings under these revolving credit facilities and there were no draws during the three months ended March 31, 2023.

Equipment loans
On March 31, 2023, the Company amended its non-revolving term loan facility to transition from LIBOR to SOFR. The facility will now bear interest at SOFR and CDOR plus a margin for U.S. dollar denominated and Canadian dollar denominated borrowings, respectively. The facility now includes fallback language that addresses the cessation of CDOR and adoption of CORRA.

As at March 31, 2023 and December 31, 2022, the Company had outstanding borrowings of US$534 million ($722 million) and US$542 million ($734 million), respectively, at a weighted-average interest rate of 5.53% and 5.22%, respectively. The Company repaid US$8 million ($10 million) on its equipment loans during the first three months of 2023.

On March 31, 2023, the Company entered into new loan supplements to the existing agreement for an additional principal amount of US$304 million ($411 million), which is available to be drawn through March 31, 2024. Term loans made under these loan supplements have a tenor of 15 years, bear interest at SOFR and CDOR plus a margin, are repayable in equal quarterly installments and are secured by rolling stock. As at March 31, 2023, the Company had no outstanding borrowings under this loan supplement.

Commercial paper
As at March 31, 2023 and December 31, 2022, the Company had total commercial paper borrowings of US$1,535 million ($2,074 million) and US$594 million ($805 million), respectively, at a weighted-average interest rate of 4.80% and 4.27%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions	2023	2022
Commercial paper with maturities less than 90 days
Issuance	$3,681	$1,680
Repayment	(3,232)	(548)
Change in commercial paper with maturities less than 90 days, net	$449	$1,132
Commercial paper with maturities of 90 days or greater
Issuance	$779	$29
Repayment	—	(141)
Change in commercial paper with maturities of 90 days or greater, net	$779	$(112)
Change in commercial paper, net	$1,228	$1,020
18 CN | 2023 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Bilateral letter of credit facilities
On March 17, 2023, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2026.

As at March 31, 2023, the Company had outstanding letters of credit of $343 million ($396 million as at December 31, 2022) under the committed facilities from a total available amount of $365 million ($470 million as at December 31, 2022) and $152 million ($100 million as at December 31, 2022) under the uncommitted facilities.

As at March 31, 2023, included in Restricted cash and cash equivalents was $344 million ($397 million as at December 31, 2022) and $100 million ($100 million as at December 31, 2022) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 32.0 million common shares between February 1, 2023 and January 31, 2024. As at March 31, 2023, the Company had repurchased 5.0 million common shares for $790 million under its current NCIB.

The Company repurchased 31.9 million common shares under its previous NCIB effective between February 1, 2022 and January 31, 2023, which allowed for the repurchase of up to 42.0 million common shares.

The following table provides the information related to the share repurchases for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions, except per share data	2023	2022
Number of common shares repurchased	7.5	8.2
Weighted-average price per share (1)	$159.92	$158.56
Amount of repurchase (1)(2)	$1,199	$1,293
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

7 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 20 – Stock-based compensation to the Company's 2022 Annual Consolidated Financial Statements.

The following table provides the Company’s total stock-based compensation expense for awards under all employee plans, as well as the related tax benefit and excess tax benefit recognized in income, for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions	2023	2022
Share Units Plan (1)	$12	$12
Voluntary Incentive Deferral Plan (VIDP) (2)	—	1
Stock option awards	3	2
Employee Share Investment Plan (ESIP)	6	6
Total stock-based compensation expense	$21	$21
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$6	$6
Excess tax benefit recognized in income	$10	$5
(1)Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

CN | 2023 Quarterly Review – First Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Share Units Plan
The following table provides a summary of the activity related to PSU awards for the three months ended March 31, 2023:

	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2022	0.7	$73.21	0.4	$160.40
Granted	0.2	$89.40	0.1	$174.11
Settled (3)	(0.2)	$74.02	(0.1)	$153.22
Forfeited	—	$77.96	—	$164.81
Outstanding at March 31, 2023	0.7	$78.73	0.4	$167.76
(1)The grant date fair value of equity settled PSUs-ROIC granted in 2023 of $22 million is calculated using a lattice-based valuation model. As at March 31, 2023, total unrecognized compensation cost related to all outstanding awards was $32 million and is expected to be recognized over a weighted-average period of 2.3 years.
(2)The grant date fair value of equity settled PSUs-TSR granted in 2023 of $23 million is calculated using a Monte Carlo simulation model. As at March 31, 2023, total unrecognized compensation cost related to all outstanding awards was $33 million and is expected to be recognized over a weighted-average period of 2.3 years.
(3)Equity settled PSUs-ROIC granted in 2020 met the minimum share price condition for settlement and attained a performance vesting factor of 120%. Equity settled PSUs-TSR granted in 2020 attained a performance vesting factor of 162%. In the first quarter of 2023, these awards were settled, net of the remittance of the participants' withholding tax obligation of $35 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

Voluntary Incentive Deferral Plan
The following table provides a summary of the activity related to equity settled DSU awards for the three months ended March 31, 2023:

	DSUs (1)
	Units	Weighted-average grant date fair value
	In millions
Outstanding at December 31, 2022	0.3	$106.60
Granted	—	$157.22
Settled (2)	—	$126.81
Outstanding at March 31, 2023 (3)	0.3	$113.04
(1)The grant date fair value of equity settled DSUs granted in 2023 of $6 million is calculated using the Company's stock price on the grant date. As at March 31, 2023, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $56 million.
(2)For the three months ended March 31, 2023, the Company purchased common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $1 million.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period have not been quantified as they relate to a minimal number of units.

As at March 31, 2023 the liability for cash settled DSUs was $7 million based on a closing stock price of $159.47 ($7 million based on a closing stock price of $160.84 as at December 31, 2022).

20 CN | 2023 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Stock option awards
The following table provides the activity of stock option awards for options outstanding and the weighted-average exercise price for the three months ended March 31, 2023:

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2022 (1)	3.3	$119.08
Granted (2)	0.5	$157.90
Exercised	(0.2)	$94.74
Forfeited	—	$147.62
Outstanding at March 31, 2023 (1)(2)(3)	3.6	$126.13
Exercisable at March 31, 2023 (1)(3)	2.1	$108.94
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2023 of $18 million ($32.78 per option) is calculated using the Black-Scholes option-pricing model. As at March 31, 2023, total unrecognized compensation cost related to all outstanding awards was $28 million and is expected to be recognized over a weighted-average period of 3.8 years.
(3)The weighted-average term to expiration of options outstanding was 6.7 years and the weighted-average term to expiration of exercisable stock options was 5.2 years. As at March 31, 2023, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $122 million and the aggregate intrinsic value of stock options exercisable amounted to $105 million.

Employee Share Investment Plan
The following table provides a summary of the activity related to the ESIP for the three months ended March 31, 2023:

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions at December 31, 2022	0.1	$154.12
Company contributions	0.1	$160.07
Forfeited	—	$159.07
Vested (1)	—	$156.26
Unvested contributions at March 31, 2023 (2)	0.2	$156.71
(1)As at March 31, 2023, total fair value of units purchased with Company contributions that vested in 2023 was $5 million.
(2)As at March 31, 2023, total unrecognized compensation cost related to all outstanding awards was $15 million and is expected to be recognized over the next twelve months.

CN | 2023 Quarterly Review – First Quarter 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
8 – Accumulated other comprehensive loss

The following tables present the Accumulated other comprehensive loss for the three months ended March 31, 2023 and 2022:

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2022	$(70)	$(2,669)	$3	$(2,736)	$767	$(1,969)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	(40)			(40)	—	(40)
Translation of US dollar debt (3)	30			30	(5)	25
Derivative instruments (4)			(3)	(3)	1	(2)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		1		1	—	1
Amortization of prior service credit		(1)		(1)	—	(1)
Other comprehensive loss	(10)	—	(3)	(13)	(4)	(17)
Balance at March 31, 2023	$(80)	$(2,669)	$—	$(2,749)	$763	$(1,986)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2021	$(436)	$(2,419)	$5	$(2,850)	$609	$(2,241)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	(151)			(151)	—	(151)
Translation of US dollar debt (3)	96			96	(14)	82
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		40		40	(10)	30
Other comprehensive income (loss)	(55)	40	—	(15)	(24)	(39)
Balance at March 31, 2022	$(491)	$(2,379)	$5	$(2,865)	$585	$(2,280)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)Foreign exchange (loss)/gain on translation of net investment in foreign operations.
(3)Foreign exchange (loss)/gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(4)Cumulative gains or losses of the treasury locks are included in Derivative instruments. See Note 10 – Financial instruments for additional information.
(5)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 4 – Pensions and other postretirement benefits for additional information.

22 CN | 2023 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
9 – Major commitments and contingencies

Purchase commitments
As at March 31, 2023, the Company had fixed and variable commitments to purchase locomotives, railroad cars, information technology services and licenses, engineering services, rail, wheels, rail ties as well as other equipment and services with a total estimated cost of $2,535 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at March 31, 2023, the Company had aggregate reserves for personal injury and other claims of $295 million, of which $43 million was recorded as a current liability ($296 million as at December 31, 2022, of which $45 million was recorded as a current liability).

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at March 31, 2023, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Additional information relating to the Company's environmental matters is provided in Note 22 – Major commitments and contingencies to the Company's 2022 Annual Consolidated Financial Statements.

As at March 31, 2023, the Company had aggregate accruals for environmental costs of $58 million, of which $41 million was recorded as a current liability ($59 million as at December 31, 2022, of which $41 million was recorded as a current liability). The Company anticipates that the majority of the liability at March 31, 2023 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

CN | 2023 Quarterly Review – First Quarter 23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 22 – Major commitments and contingencies to the Company's 2022 Annual Consolidated Financial Statements.

As at March 31, 2023, the Company had outstanding letters of credit of $343 million ($396 million as at December 31, 2022) under the committed bilateral letter of credit facilities and $152 million ($100 million as at December 31, 2022) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $171 million ($171 million as at December 31, 2022), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at March 31, 2023, the maximum potential liability under these guarantee instruments was $666 million ($667 million as at December 31, 2022), of which $625 million ($625 million as at December 31, 2022) related to other employee benefit liabilities and workers' compensation and $41 million ($42 million as at December 31, 2022) related to other liabilities. The guarantee instruments expire at various dates between 2023 and 2025.

As at March 31, 2023, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

10 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
As at March 31, 2023, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,813 million (US$1,311 million as at December 31, 2022). These outstanding contracts are at a weighted-average exchange rate of $1.34 per US$1.00 ($1.33 per US$1.00 as at December 31, 2022) with exchange rates ranging from $1.29 to $1.38 per US$1.00 ($1.29 to $1.37 per US$1.00 as at December 31, 2022). The weighted-average term of the contracts is 140 days (157 days as at December 31, 2022) with terms ranging from 27 days to 300 days (29 days to 300 days as at December 31, 2022). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur.

For the three months ended March 31, 2023 and 2022, the Company recorded a gain of $6 million and a loss of $24 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income (loss).

As at March 31, 2023, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $25 million and $12 million, respectively ($33 million and $4 million, respectively, as at December 31, 2022).

Interest rate risk
As at March 31, 2023, the aggregate notional amount of treasury lock agreements entered into was US$275 million to hedge US Treasury benchmark rates related to an expected debt issuance in 2023. The treasury locks are designated as cash flow hedging instruments. The cumulative gains or losses of the treasury locks are recorded in Accumulated other comprehensive loss in derivative instruments. The treasury locks will be settled in 2023 upon the issuance of debt at which point the cumulative gains or losses recorded in Accumulated other comprehensive loss will be amortized in earnings as a reduction or increase of interest expense over the term of the corresponding debt.

As at March 31, 2023, the fair value of outstanding treasury lock agreements included in Other current assets and Accounts payable and other was $2 million and $5 million, respectively ($nil and $nil, respectively, as at December 31, 2022).

24 CN | 2023 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk and interest rate risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at March 31, 2023, the Company's debt, excluding finance leases, had a carrying amount of $16,638 million ($15,419 million as at December 31, 2022) and a fair value of $15,807 million ($14,137 million as at December 31, 2022). The carrying amount of debt excluding finance leases exceeded the fair value due to an increase in market rates compared to the stated coupon rate.

CN | 2023 Quarterly Review – First Quarter 25